SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended Dec. 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       Commission file number: 1-3034

XCEL ENERGY

401(K) SAVINGS PLAN

XCEL ENERGY INC. (the “Company”)

800 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55402

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Xcel Energy 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Xcel Energy 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Minneapolis, MN
June 11, 2004

XCEL ENERGY INC.
401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of Dec. 31, 2003 and 2002

	2003	2002
Assets
Receivables:
Employer contributions	$15,176,186	$10,854,411
Participant contributions	568,825	1,196,089
Dividend	2,737,792	2,660,375

Total receivables	18,482,803	14,710,875

Xcel Energy, Inc. Common Stock Fund (see note 9):
Participant directed	36,944,819	22,584,718
Non-participant directed	1,068,037	673,510

Total Xcel Energy, Inc. Common Stock Fund	38,012,856	23,258,228

General investments:
Xcel Energy, Inc. ESOP Stock Fund (see note 9)	209,921,573	132,817,141
Interest-bearing cash	31,284,812	31,442,824
Loans to participants	7,282,371	8,104,622
Value of interest in registered investment companies	598,676,922	483,661,320

Total general investments	847,165,678	656,025,907

Net assets available for benefits	$903,661,337	$693,995,010

See accompanying notes to financial statements.

XCEL ENERGY INC.
401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended Dec. 31, 2003 and 2002

	2003	2002
Contributions:
Xcel Energy contributions	$17,981,969	$12,142,834
Participant contributions	50,939,162	48,818,612

	68,921,131	60,961,446
Net investment income (loss):
Interest	524,040	568,315
Dividends	23,706,337	26,928,772
Other	2,304	60,237
Net appreciation (depreciation) in fair value of:
Xcel Energy, Inc. Common Stock Fund (see note 9)	12,714,817	(16,783,379)
Xcel Energy, Inc. ESOP Stock Fund (see note 9)	73,405,233	(184,407,761)
Value of interest in registered investment companies	97,651,699	(83,503,558)

	208,004,430	(257,137,374)
Withdrawals, distributions, and expenses:
Benefits paid to participants	67,184,994	62,224,818
Administrative expenses	74,240	59,581
Other	—	335,620

	67,259,234	62,620,019
Net increase (decrease) before transfers	209,666,327	(258,795,947)

Transfers (see note 2):
To this plan	—	246,283,114
From this plan	—	(22,051,367)

	—	224,231,747
Net increase (decrease) in net assets available for benefits	209,666,327	(34,564,200)

Net assets available for benefits:
Beginning of year	693,995,010	728,559,210

End of year	$903,661,337	$693,995,010

See accompanying notes to financial statements.

XCEL ENERGY INC.
401(K) SAVINGS PLAN
(EIN: 41-0448030 PN: 003)

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared under the accrual method of accounting.

Investment Valuation - Investments are stated at fair value. Unrealized gains (appreciation) and losses (depreciation) are recorded for the net change in the fair value of investments during the year. Dividend income is accrued on the ex-dividend date.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefits - Benefits are recorded as paid.

2.	Description of Plan and Funding Policy

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan was restated and renamed the Xcel Energy 401(k) Savings Plan effective January 1, 2002. On January 2, 2002, the Plan transferred assets of NRG Energy (NRG) employees to a separate plan maintained by NRG. On May 6, 2002, the Xcel Energy Employee Stock Ownership Plan (previously the Northern States Power Company Employee Stock Ownership Plan) merged into this Plan.

Eligibility - The Plan is a defined contribution employee benefit plan, which provides eligible employees of Xcel Energy, Inc. (Xcel Energy) and participating subsidiaries of Xcel Energy (collectively the “Companies”) with the opportunity to contribute to a retirement savings plan. All full-time, part-time and temporary employees of the Companies are eligible for the 401(k) Plan as of their first day of employment.

Participant Pre-tax Contributions - Individual participants may elect to have amounts deducted from their pay on a pre-tax basis and contributed to their individual accounts in the Plan. Employees can elect to start, stop or change their contribution election at any time. The maximum pre-tax contribution each year is 20 percent of annual base pay, not to exceed the Internal Revenue Service maximum of $12,000 for 2003. On August 1, 2003, a catch-up contribution feature was added to the Plan. Participants age 50 or older during the plan year may make additional pre-tax contributions in excess of the plan limit or statutory limit, not to exceed $2,000 for 2003. Participants may invest their contributions among the various investment funds offered by the Plan. Income on a participant’s investment in the fund is credited to each participants’ account based on the number of units in the participants’ investment in the fund and the funds’ unit value.

Xcel Energy Inc.
401(k) Savings Plan
(EIN: 41-0448030 PN: 003)

Participant After-tax Contributions - The Plan also allows participants to make after-tax contributions through payroll deductions. Bargaining employees can make additional lump sum after-tax cash contributions to the Plan. After-tax contributions by payroll deduction or lump sum cash payments are subject to an annual limit of 10 percent of base pay. Combined pre-tax and after-tax contributions cannot exceed 20 percent of base pay in any given year.

Employer Contributions – Former Northern States Power Co. (NSP) nonbargaining and bargaining employees had the option to elect the Pension Equity Plan Benefit effective Jan. 1, 1999 and 2000, respectively. Subsequent to Jan. 1, 2000, bargaining employees have the option to elect either the Pension Equity Plan Benefit or the then existing pension benefit program through 2005. Former New Century Energies, Inc. (NCE) nonbargaining employees had the option to elect the Pension Equity Plan Benefit or remain a participant in the Account Balance Plan effective January 1, 2002.

Employees covered by the Pension Equity Plan Benefit or the Account Balance Plan Benefit (and nonbargaining employees of a participating employer not covered by a company sponsored pension plan) are eligible to receive matching contributions equal to 100 percent of the first 3 percent of pay contributed on a pre-tax basis, plus 50 percent of the next 2 percent of pay contributed on a pre-tax basis to the Plan during the plan year.

Nonbargaining employees and bargaining employees who elected the traditional pension plan received up to $1,400 and $1,050, respectively, in matching contributions from the Company for 2003.

The Companies may make an additional contribution to participants’ accounts at their discretion.

Benefits - Benefits are distributed after termination of employment, disability, death or certain qualifying hardships upon request of the participant (or the participant’s beneficiary). Each participant is fully vested in all contributions allocated to their account. Any retirement program credits transferred to this Plan from a prior plan account may be subject to different vesting requirements as described in Supplement A of the Plan document. Distributions may be made in the form of a single lump sum, direct rollover, partial lump sum or installments.

Administration - The Companies constitute a controlled group under Section 414(b) of the Internal Revenue Code. The parent corporation administers the Plan. Administrative expenses of the Plan are paid by the Companies, except for certain investment management fees.

Plan Termination – There is no specified term for the Plan, and the employer has not expressed any intent to terminate the Plan. The employer may terminate the Plan at any time in accordance with the provisions of the ERISA. Upon termination any remaining participant account balances will be held in trust until distribution to participants or transfer to another plan.

3.	Participant Loans

The Plan allows participants to borrow against funds held in their individual retirement savings account in any amount greater than $1,000 but less than 50 percent of the participant’s vested account balance. In no event can a participant borrow more than $50,000 less the highest outstanding loan balance during the preceding 12 months. Loans are for a period not to exceed 5 years for general purpose loans or 15 years for principal residential loans. The loans bear interest at a rate of prime plus 1 percent which is determined on the first business day of the month in which the loan is approved, and stays in effect until the loan is repaid. A participant can only have one loan outstanding at a time. Repayment of the loan plus interest is made through payroll deductions.

Xcel Energy Inc.
401(k) Savings Plan
(EIN: 41-0448030 PN: 003)

4.	Significant Plan Assets

At Dec. 31, the market value of each of the following investments was in excess of 5 percent of the Plan’s net asset:

	2003	2002
Xcel Energy, Inc. common stock (see note 9)	$247,516,278	$155,727,471
Vanguard 500 Index Fund Investor Shares	$169,018,643	$128,930,848
Vanguard Total Bond Market Index Fund	$121,760,053	$128,341,407
Vanguard PRIMECAP Fund	$75,765,969	$53,519,877

5.	Federal Income Tax Status

The Internal Revenue Service has determined and informed Xcel Energy by letters dated October 9, 2003 that the Xcel Energy Retirement Savings Plan and the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Non-Bargaining Unit Employees, which merged to form this Plan on January 1, 2002, are qualified under the applicable sections of the Internal Revenue Code. Although an application has not been submitted on the new document, amended and restated as of January 1, 2002, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.	Related Party Transactions

Certain investments of the Plan are shares of Xcel Energy Common Stock. Receivables include dividends on Company common stock declared and payable to the Plan of $2,737,792 at Dec. 31, 2003.

Vanguard Fiduciary Trust Company manages certain investments of the Plan. Vanguard is a trustee as defined by the Plan and, therefore, these transactions are considered exempt party-in-interest transactions.

7.	Risks and Uncertainties

The Plans provide for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Legal Contingencies

On September 23, 2002, Xcel Energy Inc. representatives were made aware of a complaint filed in Federal District Court for the District of Colorado (the “Complaint”). The Plaintiffs include two participants in the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees and the Xcel Energy 401(k) Savings Plan. The Complaint names as Defendants Xcel Energy Inc. as well as the Board of Directors and certain company officers. The Complaint also asserts that the Defendants breached their fiduciary duties under ERISA by; (a) investing an unreasonably large percentage of the Plan’s assets in company stock, (b) failing adequately to investigate and monitor the merits of the investments in company stock, (c) failing to take steps to eliminate or reduce the amount of company stock in the plans, (d) choosing to communicate with plan participants about these matters and then failing to give them accurate and adequate information, and (e) maintaining restrictions on the company stock held in the plans. As a result of such alleged violations, the Plaintiffs seek unspecified damages, including equitable relief, costs and attorney’s fees.

Xcel Energy Inc.
401(k) Savings Plan
(EIN: 41-0448030 PN: 003)

Xcel Energy denies all allegations, and intends to defend itself vigorously on all accounts. Xcel Energy has successfully consolidated all suits in Federal District Court in Minnesota. Xcel Energy has filed motions for dismissal, and those motions were heard and decided in March 2004, denying the motions to dismiss in part and granting them in part.

9.	Xcel Energy Stock Funds

Xcel Energy, Inc. Common Stock Fund:

	2003		2002
	Employee	Employer	Employee	Employer
	Directed	Directed	Directed	Directed
Shares of Xcel Energy common stock	2,175,784	62,900	2,053,156	61,228
Xcel Energy common stock	$36,765,235	$1,062,845	$22,464,741	$669,932
VGI prime money market	225,067	6,507	88,935	2,652
Receivables, payables and other	(45,483)	(1,315)	31,042	926

Total	$36,944,819	$1,068,037	$22,584,718	$673,510

Xcel Energy, Inc. ESOP Stock Fund:

	2003		2002
	Employee	Employer	Employee	Employer
	Directed	Directed	Directed	Directed
Shares of Xcel Energy common stock	441,755	11,921,117	470,174	11,604,111
Xcel Energy common stock	$7,492,666	$202,195,532	$5,163,185	$127,429,613
VGI prime money market	3,570	96,329	10,189	251,468
Receivables, payables and other	4,769	128,707	(1,453)	(35,861)

Total	$7,501,005	$202,420,568	$5,171,921	$127,645,220

Xcel Energy Inc.
401(k) Savings Plan
(EIN: 41-0448030 PN: 003)

Schedule H - Item 4(i)- Schedule of Assets (Held at End of Year)

Identity of Issue	Number of Shares	Cost	Current Value
Xcel Energy, Inc. Common Stock Fund (1):
Xcel Energy common stock	2,238,684	$34,723,272	$37,828,080
VGI prime money market	—	231,574	231,574
Receivables, payables and other	—	(46,798)	(46,798)
Xcel Energy, Inc. ESOP Stock Fund (1)
Xcel Energy common stock	12,362,872	232,786,258	209,688,198
VGI prime money market	—	99,899	99,899
Receivables, payables and other	—	133,476	133,476
Registered Investment Companies:
Vanguard 500 Index Fund (1)	1,646,232	167,635,667	169,018,643
Vanguard Total Bond Market Index (1)	11,809,898	120,106,121	121,760,053
Vanguard PRIMECAP Fund (1)	1,428,468	71,259,764	75,765,969
Vanguard Mid-Cap Index Fund (1)	3,334,176	38,348,043	43,777,730
Vanguard Wellington Fund (1)	1,443,354	38,834,952	41,583,022
Longleaf Partners Fund	1,096,084	27,226,146	32,860,584
PIMCO Total Return Fund	2,852,557	31,446,703	30,550,887
Wasatch Core Growth Fund	823,341	27,965,181	30,397,766
Vanguard Small-Cap Index Fund (1)	1,317,902	25,946,688	29,784,577
Vanguard Inflation Protected Securities (1)	862,072	10,105,379	10,525,899
Vanguard Developing Market Index (1)	1,583,724	10,663,368	12,368,883
VGI Brokerage Option (1)	282,910	295,778	282,909
Interest-bearing Cash:
Vanguard Prime Money Market (1)	31,284,812	31,284,812	31,284,812
Outstanding Participant Loans 5.00% - 10.51% (1)		—	7,282,371

Total		$869,046,283	$885,178,534

(1)	Represents transaction with party-in-interest (see note 6)

The accompanying notes to financial statements are an integral part of this schedule.

Xcel Energy Inc.
401(k) Savings Plan
(EIN: 41-0448030 PN: 003)

Schedule H - Item 4(j)- Schedule of Reportable Transactions

					(h) Current value
(a) Identity of		(c) Purchase		(g) Cost of	of asset on	(i) Net gain or
party involved	(b) Description of asset	price	(d) Selling price	asset	transaction date	(loss)
Single Transaction or Series of Transactions — Security of the Same Issue
The Vanguard Group	Vanguard 500 Index Inv	26,821,337			26,821,337
The Vanguard Group	Vanguard 500 Index Inv		21,326,619	24,117,465	21,326,619	(2,790,846)
The Vanguard Group	Vanguard Prime Money Market	22,394,408			22,394,408
The Vanguard Group	Vanguard Prime Money Market		22,539,715	22,539,715	22,539,715	—
The Vanguard Group	Vanguard PRIMECAP Fund	13,011,690			13,011,690
The Vanguard Group	Vanguard PRIMECAP Fund		10,566,082	11,829,620	10,566,081	(1,263,538)
The Vanguard Group	Vanguard Total Bond Market Index	18,153,887			18,153,887
The Vanguard Group	Vanguard Total Bond Market Index		23,814,996	23,507,408	23,814,996	307,588
The Vanguard Group	Xcel Energy, Inc. Common Stock	12,554,258			12,554,258
The Vanguard Group	Xcel Energy, Inc. Common Stock		10,514,447	9,882,583	10,514,447	631,864
The Vanguard Group	Xcel Energy, Inc. Common Stock	18,283,529			18,283,529
The Vanguard Group	Xcel Energy, Inc. Common Stock		14,584,330	18,815,240	14,584,330	(4,230,910)

The accompanying notes to financial statements are an integral part of this schedule.

Xcel Energy Inc.
401(k) Savings Plan
(EIN: 41-0448030 PN: 003)

Signature

As permitted under Form 11-K rules, the Company’s 401(k) Savings Plan is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company’s Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xcel Energy 401(k) Savings Plan (Registrant)

	By	/s/ PARKER W. NEWCOMB

Parker W. Newcomb
Vice President of Human Resources
June 28, 2004		Xcel Energy Inc.

Exhibit Index

Exhibit no.	Description
23.01	Consent of Ind Reg Pub Acctg Firm